UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

INOZYME PHARMA, INC.

(Name of Subject Company (Issuer))

INCLINE MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

BIOMARIN PHARMACEUTICAL INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45790W108

(CUSIP Number of Class of Securities)

Alexander Hardy

President and Chief Executive Officer

G. Eric Davis

Executive Vice President & Chief Legal Officer

BioMarin Pharmaceutical Inc.

770 Lindaro Street

San Rafael, California 94901

(415) 506-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Chadwick Mills, Esq.

Siana Lowrey, Esq.

Cooley LLP

3 Embarcadero Center

20th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 2, 2025 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Incline Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Inozyme Pharma, Inc., a Delaware corporation, for $4.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The information set forth in “Section 11—Background of the Offer; Contacts with Inozyme” of the Offer to Purchase is hereby amended by deleting the third paragraph of the section and replacing it with the following paragraph:

“In 2024, Parent engaged in limited exploratory discussions with Inozyme regarding potential opportunities for the two companies to work together and, following entry into a mutual confidentiality agreement, undertook limited technical and clinical diligence relating to Inozyme’s product candidates. During such limited exploratory discussions, no definitive transaction structures or terms (including financial terms) were presented or considered, nor were senior executives of either company materially involved in such discussions, other than Inozyme’s Chief Financial Officer. Parent ultimately determined not to pursue a potential transaction at that time but indicated that if Inozyme were to conduct a process relating to possible strategic opportunities, Parent would be interested in participating in such process.”

The information set forth in “Section 11—Background of the Offer; Contacts with Inozyme” of the Offer to Purchase is hereby further amended by deleting the eighth to last paragraph of the section and replacing it with the following paragraph:

“On May 10, 2025, representatives of Parent’s legal counsel, Cooley LLP (“Cooley”), indicated to representatives of Goodwin that, concurrent with entry into the Merger Agreement, Parent expected to enter into Support Agreements with each of (i) Dr. Treco, (ii) Axel Bolte, a member of the Inozyme Board, (iii) an investment fund affiliated with New Enterprise Associates 15, L.P., an existing stockholder of Inozyme affiliated or associated with a member of the Inozyme Board and (iv) certain investment funds affiliated with Pivotal bioVenture Partners Fund I, L.P., an existing stockholder of Inozyme affiliated or associated with a member of the Inozyme Board (collectively, the “Supporting Stockholders”). Later that day, Goodwin sent a revised draft of the form of Support Agreement to Cooley, which included the ability of the Supporting Stockholders to complete certain transfers of Shares prior to the Closing. During the course of that day and the next, representatives or Cooley and Goodwin worked to finalize the Merger Agreement, the Support Agreements, and the disclosure schedules to the Merger Agreement.”

The information set forth in “Section 13—The Transaction Documents—Other Agreements” of the Offer to Purchase is hereby further amended by deleting the second paragraph under the section titled “—Support Agreements” starting on page 51 and replacing it in its entirety with the following paragraph:

“Concurrently with entry into the Merger Agreement, Parent entered into Support Agreements (as they may be amended from time to time, the “Support Agreements”), dated as of May 16, 2025, with each of the Supporting Stockholders. Collectively, these existing stockholders of Inozyme have beneficial ownership of approximately 11.2% of the Shares (excluding Shares represented by vested and unvested Inozyme Options and Inozyme RSUs they hold).”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 13, 2025

Incline Merger Sub, Inc., a Delaware corporation

By:	/s/ G. Eric Davis
G. Eric Davis
President

BioMarin Pharmaceutical Inc., a Delaware corporation

By:	/s/ G. Eric Davis
G. Eric Davis
Executive Vice President, Chief Legal Officer